FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending June 30, 2013

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ...X...        Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 (US $ in thousands except share data)

(Unaudited)

	June 30,	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,383	$1,177
Restricted cash	4,514	5,407
Accounts receivable, net	15,500	11,642
Deffered tax assets, net	126	145
Prepaid expenses and other current assets	1,640	978
Current assets from discontinued operations	908	805
Total current assets	24,071	$20,154

Property and equipment, net	1,546	1,575
Deferred financing costs	-	123
Goodwill	314	314
Other assets	404	389
Non current assets from discontinued operations	-	4
Total assets	$26,335	22,559

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Notes payable - bank	$9,625	$8,597
Accounts payable	5,077	3,978
Accrued expenses and other current liabilities	17,149	13,726
Income taxes payable	197	1,714
Current liabilities from discontinued operations	612	2,446
Total current liabilities	32,660	$30,461
Convertible notes payable to related party, including accrued interest	31,790	28,127
Liability to United States Department of Labor	416	582
Other liabilities	125	75
Total liabilities	64,991	$59,245
SHAREHOLDERS’ DEFICIT:
Common stock, 0.45 Euro par value; 33,333,334 shares authorized; 8,036,698 shares issued and outstanding as of June 30, 2013 and December 31, 2012	4,492	4,492
Additional paid-in capital	20,891	20,891
Accumulated defecit	(57,073)	(55,192)
Accumulated other comprehensive loss	(6,966)	(6,877)
Total shareholders’ deficit	(38,656)	(36,686)
Total liabilities and shareholders’ deficit	26,335	$22,559

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US $ in thousands, except share and per share data)

(Unaudited)

	Six months ended	Six months ended
	30 June 2013	30 June 2012
Revenue	$57,277	$47,143
Cost of revenue	50,615	41,595
GROSS PROFIT	6,662	5,548
Operating expenses:
Research and development	820	752
Selling, general and administrative	9,671	7,261
Total operating expenses	10,491	8,013
OPERATING LOSS	(3,829)	(2,465)
Other expenses, net	(1,083)	(742)
LOSS BEFORE INCOME TAX BENEFIT (EXPENSE)	(4,912)	(3,207)
Income tax benefit (expense)	1,041	(84)
LOSS FROM CONTINUING OPERATIONS	(3,871)	(3,291)
Profit (Loss) from discontinued operations	1,990	(979)
NET LOSS	$(1,881)	$(4,270)
PROFIT (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.48)	$(0.41)
Discontinued operations	$0.25	$(0.12)
Net loss	$(0.23)	$(0.53)
Weighted average number of shares outstanding	8,036,698	8,036,698

COMPREHENSIVE LOSS
Net loss	$(1,881)	$(4,270)
Translation adjustment	(89)	59
Comprehensive loss	$(1,970)	$(4,211)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Note 1 - Basis of Presentation

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2013 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America or US GAAP for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2013 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2012 which are included in the Company’s Form 20-F filed with the Securities and Exchange Commission. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2013.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Note 2 - Organization

Description of Business

ICTS International N.V. (“ICTS” or “the Company”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software predominantly in Europe and Israel.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of June 30, 2013 and December 31, 2012, the Company has a working capital deficit of $8,985 and $10,307, respectively. During the periods ended June 30, 2013 and 2012, the Company incurred losses from continuing operations of $3,871 and $3,291, respectively. Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management’s plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In November 2013, the Company increased its borrowing capacity under the convertible notes payable to related party to $32,000.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 3 - Certain transactions

IRS Settlement

The Company was subject to a tax examination for one of its subsidiaries in the United States by the Internal Revenue Service ‘IRS’ for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary’s filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7,325. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10,690. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329, including $877 in interest. In August 2012, the Company filed an Offer in Compromise Form with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. The offer of $200 was accepted by the IRS at July 2013.

The total amount of unrecognized tax benefits, including interest and penalties, is $160 and $3,458 as of June 30, 2013 and December 31, 2012, respectively. In the accompanying consolidated balance sheets, $90 and $1,937 are shown as current liabilities from discontinued operations and $70 and $1,521, are shown as income taxes payable, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Acquisition of Company in Germany

During the second quarter of 2013 the Company purchased a Germany Company, which operates in the field of professional aviation security services and specializes in passenger and freight control at Frankfurt Airport. The Company expects that the annual revenues from this acquisition will be Euro 14 million (approximately $ 18.4 million as of June 30, 2013).

The accompanying consolidated statements of operations include the operations of the new subsidiary starting from May 1, 2013.

Note 4 - Discontinued operations

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company’s consolidated financial statements.

In January 2011, the operations of the entertainment segment were liquidated.

In connection with the Company’s settlement of certain assessments with the IRS, the Company recognized $1,847 and $(31) of changes in uncertain income tax positions in the periods ended June 30, 2013 and 2012 respectively including interest and penalties, related to its entertainment segment in income from discontinued operations.

During the year ended December 31, 2012, the Company committed to a plan to cease the operations of its subsidiary in France (I-SEC France) and in November 2012 transferred control of the subsidiary to a court-appointed liquidator. The subsidiary provided aviation security services in France.

During the year ended December 31, 2012, the Company ceased the operations of its subsidiaries in Romania (I-SEC Romania) and Hungary (I-SEC Hungary), which provided aviation security services in the respective countries. The subsidiaries are in the process of liquidation.

During the period ended June 30, 2013 the Company committed to a plan to cease the operations at its subsidiary in the United Kingdom (I-SEC UK) which provided aviation security services in the United Kingdom.

Certain amounts, related primarily to discontinued operations in the prior year balance sheet, statements of operations and comprehensive loss have been reclassified to conform to the current period presentation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

A summary of the Company’s assets and liabilities from discontinued operations as of June 30, 2013 and 2012 are as follows:

	June 30,	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$412	$44
Accounts receivable, net	440	730
Prepaid expenses and other current assets	56	31
Total current assets from discontinued operations	908	805
Property and equipment, net	-	4
Total assets from discontinued operations	$908	$809

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$100	$103
Accrued expenses and other current liabilities	422	406
Income taxes payable	90	1,937
Total current liabilities from discontinued operations	$612	$2,446

A summary of the Company’s results from discontinued operations for the periods ended June 30, 2013, and 2012 is as follows:

	Period ended, June 30,
	2013	2012
Revenue	$1,807	$4,006
Cost of revenue	1,399	4,201
GROSS PROFIT (EXCESS OF COSTS OF REVENUES OVER REVENUE)	408	(195)
Selling, general and administrative expenses	266	754
OPERATING PROFIT (LOSS)	142	(949)
Other income , net	624	(30)
Income tax benefit	1,224	-
Income (loss) from discontinued operations	$1,990	$(979)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Note 5 – Segment and Geographical Information

The Company operates in three reportable segments: (a) Corporate (b) Airport Security and other aviation services and (c) Technology. The Corporate segment does not generate revenue and contains primarily non-operational expenses. The Airport security and other aviation services segment provide security and other services to airlines authorities, predominantly the United States of America and Europe. The Technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel. All inter-segment transactions are eliminated in consolidation.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Six months ended June 30, 2013:
Revenue	$-	$56,935	$342	$57,277
Depreciation and amortization	1	327	41	369
Loss from continuing operations	(705)	(1,572)	(1,594)	(3,871)
Total assets	384	25,410	541	26,335
Six months ended June 30, 2012:
Revenue	$-	$46,867	$276	$47,143
Depreciation and amortization	1	296	27	324
Loss from continuing operations	(852)	(811)	(1,628)	(3,291)
Total assets	427	20,995	386	21,808

The following table sets forth, for the periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands) Six months ended June 30,
	2013	2012
Netherlands	$26,172	$23,485
United States of America	19,494	17,313
Other	11,611	6,345
Total	$57,277	$47,143

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (U.S. dollars in Thousands)

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC.

Overview

The following table sets forth, for the periods indicated, certain results of operations data as a percentage of revenue for the years:

	Period ended June 30,
	2013	2012
Revenue	100.0%	100.0%
Cost of revenue	88.4%	88.2%
Gross profit	11.6%	11.8%
Research and development expenses	1.4%	1.6%
Selling, general and administrative expenses	16.9%	15.4%
Operating loss	(6.7%)	(5.2%)
Other expenses, net	(1.9%)	(1.6%)
Loss before income tax benefit (expense)	(8.6%)	(6.8%)
Income tax benefit (expense)	1.8%	(0.2%)
Loss from continuing operations	(6.8%)	(7.0%)
Profit (loss) from discontinued operations	3.5%	(2.1%)
Net loss	(3.3%)	(9.1%)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Revenue – Revenue for the period ended June 30, 2013 was $57,277 compared to $47,143 in the first six months of 2012. Revenues from the European Aviation Security operations increased by $7,887 mainly because of the new operations in Germany and increase of services provided to customers in existing locations. European results are affected by the translation of the Euro to the Dollar. The average exchange rate increased by 1.25% increasing revenues translated to Dollars by approximately $356.

Revenues from other aviation services provided in the United States (‘U.S.’) increased by $2,181 following increase of services provided to existing and new customers.

There was no material change in revenues from the Technology segment.

Cost of revenue - Cost of revenue for the period ended June 30, 2013 was $50,615 (88.4% as percentage of revenue) compared to $41,595 (88.2% as percentage of revenue) for the first six months of 2012. Cost of revenue as percentage of revenue is stable during the comparable periods.

Research and Development (“R&D”) - R&D expenses for the period ended June 30, 2013 and 2012 were $820 (1.4% as percentage of revenue) compared to $752 (1.6% as percentage of revenue) for the first six months of 2012. R&D expenses are stable during the comparable periods.

Selling, general and administrative expenses (“SG&A”) - SG&A expenses were $9,671 for the period ended June 30, 2013 (16.9% as percentage of revenue) compared to $7,261 (15.4% as percentage of revenue) for the first six months of 2012. SG&A expenses include a one time expense of $1,312 relating to costs involved on the purchase of the German Company in the second quarter of 2013. Without this expense the total SG&A expenses would be $8,359 (14.6% as percentage of revenue).

Other expenses, net - Other expenses, net include interest to banks, other institutions and related party regarding the Company’s loans, exchange rate expenses and bank charges. Other expenses, net, were $1,083 (1.9% as percentage of revenue) for the first six months of 2013 compared to $742 (1.6% as percentage of revenue) for the comparable period ending June 30, 2012.

Interest expenses to related party totaled $919 in the first six months of 2013 compared to $729 in the comparable period of 2011. Increase in interest expenses to related party reflects the increase in the Company’s debt to the related party from $23,440 as of June 30, 2012 to $31,790 as of June 30, 2013. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between U.S Dollar and Euro.

Exchange rate income during the first six months of 2013 totaled $142 compared to exchange rate expenses of $389 at the 2012 comparable period. The main currency which is being revaluated in the Company is the Euro. U.S Dollar and Euro average exchange rate increased by 1.25% in 2013, compared to the first six months of 2012.

Other interest expenses and bank charges totaled $306 in the first six months of 2012 compared to $402 in the comparable period of 2012. Interest expenses and bank charges decreased due to the fact that no interest was accrued regarding the IRS following the settlement with the IRS.

Income tax benefit (expense) - Income tax benefit for the period ended June 30, 2013 was $1,041 compared to $(84) in the comparable period of 2012. The Company recognized a benefit of $1,125 following the IRS settlement and the reduce of the tax accrual from previous years.

Loss from continuing operations - As a result of the above, ICTS’ loss from continued operations amounted $3,871 for the first six months of 2013, compared to $3,291 loss for the first six months of 2012.

Profit (loss) from discontinued operations – The Company had a profit of $1,990 from discontinued operations for the period ended June 30, 2013. A profit of $1,847 was recorded following the IRS settlement, decreasing the tax accrual for the discontinued entertainment operations. Profit of $143 relates to the discontinued operations in Europe. Loss from discontinued operations of $(970) in the period ended June 30, 2012 represent mostly losses from operations in Europe that were discontinued.

Net Loss - As result of the above, ICTS’ net loss amounted $1,881 for the first six months of 2013, compared to net loss of $4,270 for the comparable period of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Raanan Nir

Raanan Nir, Managing Director

Dated: December   , 2013